Exhibit (a)(1)(c)

TP FLEXIBLE INCOME FUND, INC.

THIS IS NOTIFICATION OF THE FOURTH SPECIAL REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

March 12, 2020

Dear Stockholder:

TP Flexible Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company”), is offering to purchase for cash up to 402,917.5 of its shares of Class A common stock, par value $0.001 per share (the “Shares”), subject to the Stockholder Cap described below. The Offer is for cash at a price equal to the net asset value per Share determined as of April 14, 2020 (the ”Purchase Price”). For example, the Company’s NAV per share as of December 31, 2019 was $9.19. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer is being made only to persons who were stockholders of Triton Pacific Investment Corporation, Inc. (“TPIC”) on March 15, 2019, the date of TPIC’s Annual Meeting of Stockholders (the “Eligible Stockholders”), and is limited to the Shares held by those Eligible Stockholders as of that date. The Offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the ”Offer”).

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE NET ASSET VALUE PER SHARE DETERMINED AS OF APRIL 14, 2020, PLEASE DISREGARD THIS NOTICE.

On August 10, 2018, we (in our capacity as TPIC) entered into an agreement and plan of merger with Pathway Capital Opportunity Fund, Inc. (“PWAY”) pursuant to which PWAY merged with and into TPIC and, as the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc.). The agreement and plan of merger was amended and restated effective February 12, 2019. TPIC’s board of directors and PWAY’s board of directors each approved the Merger and the Merger Agreement. The Merger and the Merger Agreement were also approved by TPIC’s stockholders at their annual meeting of stockholders held on March 15, 2019 (the “Annual Meeting”), and by PWAY’s stockholders at a special meeting of stockholders also held on March 15, 2019. The Merger was completed on March 31, 2019.

At the Annual Meeting, in addition to approving the Merger, TPIC’s stockholders also approved the reduction of the asset coverage ratio applicable to the Company from 200% to 150%. The Small Business Credit Availability Act (the “SBCAA”) requires the Company to extend to its stockholders as of March 15, 2019, the date of the Annual Meeting (the “Stockholder Vote Date”) an offer to repurchase the Shares held by those stockholder as of the Stockholder Vote Date, with 25% of those Shares to be repurchased in each of the four calendar quarters following the calendar quarter in which the approval was obtained. As a result, only Eligible Stockholders (persons who were stockholders of TPIC as of the Stockholder Vote Date) are eligible to participate in this Offer and the Offer is limited to the Shares held by those Eligible Stockholders as of that date. PWAY stockholders who became our stockholders in connection with the Merger will not be eligible to participate in this Offer. In addition, shares of our common stock acquired after the Stockholder Vote Date will not be eligible for repurchase in this Offer. The Offer is the fourth and final opportunity for the Eligible Stockholders to have a portion of their Shares repurchased by the Company in accordance with the terms of the SBCAA.  The first opportunity for the Eligible Stockholders to have a portion of their Shares repurchased by the Company expired on June 24, 2019 (the “First Quarterly Offer”), the second opportunity for the Eligible Stockholders to have a portion of their Shares repurchased by the Company expired on October 4, 2019 (the “Second Quarterly Offer”), and the third opportunity for the Eligible Stockholders to have a portion of their Shares repurchased by the Company expired on December 20, 2019 (the “Third Quarterly Offer”).

The Company is offering to repurchase up to 25% of each Eligible Stockholder’s total number of Shares held as of March 15, 2019 (the “Stockholder Cap”). The Company is not required to repurchase any tendered Shares in excess of the Stockholder Cap.  Therefore, the greatest number of Shares that the Company will repurchase is 402,917.5 Shares, which represents 25% of the issued and outstanding Shares as of March 15, 2019. In accordance with the SBCAA, the Company completed the First Quarterly Offer on June 24, 2019, completed the Second Quarterly Offer on October 4, 2019 and the Third Quarterly Offer on December 20, 2019.  This Offer represents the fourth and final opportunity for the Eligible Stockholders to tender their Eligible Shares.

If you would like to tender your Shares for repurchase at Company’s NAV per Share determined as of April 14, 2020, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated March 12, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the Share Repurchase Package carefully as they contain important information about the Offer. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and incorporated by reference herein. The Share Repurchase Package is filed with the Securities and Exchange Commission and may be obtained free of charge at www.sec.gov. Additionally, requests for the Share Repurchase Package may be directed to the Company as follows.

Our website:	www.flexbdc.com

Our phone number:	(212) 448-0702

Our mailing address:	TP Flexible Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, New York 10016

Eligible Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated March 12, 2020, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.

If you would like to tender a portion or all of your Shares for repurchase at the net asset value per Share determined as of April 14, 2020, please complete the Letter of Transmittal included with the Share Repurchase Package and return it to the Company at the address below. Please see the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 402,917.5 Shares, as further limited by the Stockholder Cap, and only from Eligible Stockholders.

All requests to tender Shares must be received in good order by the Company, at the address below, by 4:00 P.M., Eastern Time, on April 9, 2020.

For delivery by regular mail, registered, certified or express mail, by overnight courier or by personal delivery:

TP Flexible Income Fund, Inc.

c/o Phoenix American Financial Services, Inc.

2401 Kerner Blvd.

San Rafael, CA 94901

If you have any questions, please call your financial advisor or call the Company at (844) 374-1794.

Sincerely,

M. Grier Eliasek

President and Chief Executive Officer
TP Flexible Income Fund, Inc.